July 7, 2017
VIA EDGAR

Mr. Coy Garrison
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Registration Statement on Form S-11
Filed April 10, 2017
File No.: 333-217223
Dear Mr. Garrison:
We are submitting this letter in response to the written comments dated May 10, 2017 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-11 filed on April 10, 2017 by Griffin Capital Essential Asset REIT II, Inc. (the “Company”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the written comments and included our responses below each comment. Any revisions noted will be made in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, which we expect to be filed with the Securities and Exchange Commission on the date of this letter.
General

1.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:

The Company believes the share redemption program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. The Company submitted a no-action relief request to the Office of Mergers and Acquisitions on April 26, 2017, setting forth a detailed legal analysis of the applicability of the tender offer rules to the Company’s share redemption program. The Company received comments from the Office of Mergers and Acquisitions on May 19, 2017 and submitted a revised no-action relief request addressing such comments on June 1, 2017.

Mr. Coy Garrison
July 7, 2017

Q: How do you communicate the daily NAV per share?, page 8

2.
We note that you intend to, on at least a monthly basis, disclose in a prospectus or prospectus supplement your NAV per share for each share class. Please provide us with a draft of your monthly pricing supplement.

Response:

The Company expects the monthly pricing supplement to be in a form similar to the draft attached as Exhibit A hereto.

Q: What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?, page 11

3.
Please revise your disclosure to clarify how the ongoing distribution fees will affect distributions paid on each share class and to explain how such fees may impact liquidation rights for each share class.

Response:

In response to this comment, the Company has revised the disclosure on page 11 to clarify that, generally, class-specific fees, such as the ongoing distribution fees, will affect the distributions paid on each share class. The distribution fee will reduce distributions with respect to Class T, Class S, and Class D shares, including shares issued under the DRP with respect to such share classes.

The Company supplementally advises the Staff that distribution fees do not impact liquidation rights for each share class because the remaining unearned distribution fees are extinguished upon a liquidation event.

4.
Please revise your disclosure here or elsewhere in this section of the prospectus to explain that you will cease paying the distribution fee on the Class T, S, and D shares when the 9.0% cap on the total selling commissions, dealer manager fees, and distribution fees is reached.

Response:

In response to this comment, the Company has revised the disclosure on page 11 to explain that the Company will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total selling commissions, dealer manager fees and distribution fees paid with respect to all shares from this offering held by such stockholder within such account would exceed, in the aggregate, 9.0% (or a lower limit as set forth in any applicable agreement between the dealer manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under the Company’s DRP with respect thereto). At the end of such month, such Class T share, Class S share or Class D share (and any shares issued under the Company’s DRP with respect thereto) will convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Management Compensation, page 122

Performance Fee Example, page 128

5.
We note that the disclosure on page 126 indicates that there is a second component to the performance fee that allows the Advisor 12.5% of any “remaining Excess Profits.” However, the hypothetical example on page 128 does not include this second component, despite the performance fee in line “J” being less than

Mr. Coy Garrison
July 7, 2017

the Excess Proceeds in line “I.” Please either revise the hypothetical example to include the second component of the performance fee or explain to us why the second component would not be applicable to this hypothetical.

Response:

In response to this comment, the Company has revised the table to include a separate line item for the Excess Proceeds portion of the performance participation allocation. The Company respectfully advises the Staff that such Excess Proceeds were included in the Performance Fee amount in the hypothetical example, but were not listed out separately.

Net Asset Value Calculation and Valuation Procedures, page 137

Independent Valuation Firm, page 137

6.	Please advise whether the Independent Valuation Firm will expertise its real property portfolio valuation.

Response:

The Company advises the Staff that once engaged by the Company, the Independent Valuation Firm will be identified in the prospectus. However, because the Independent Valuation Firm is not responsible for the final determination of the value of the Company’s properties, the Company does not think it is appropriate to name the Independent Valuation Firm as an expert in real property valuations.

NAV and NAV per Share Calculation, page 141

7.
We note your disclosure on page 141 that NAV for each class is adjusted for the distribution fees. Please disclose how the distribution fees will be treated in the net asset value calculation. To the extent that the obligation to pay the distribution fee is excluded or assigned no value in your calculation, please explain the specific reasons why you measured the fees in such a manner and clarify that, as a result, the NAV and NAV per share do not reflect any obligation to pay future distribution fees. Additionally, please also include disclosure of the liability accrued for future distribution fees under GAAP.

Response:

Under GAAP, the Company will accrue the full cost of the distribution fee as an offering cost for Class T, Class S, and Class D shares up to the 9.0% limit at the time such shares are sold. For purposes of NAV, the Company will recognize the distribution fee as a reduction of NAV on a daily basis as such fee is accrued. The Company intends to reduce the net amount of distributions paid to stockholders by the portion of the distribution fee accrued for such class of shares, so that the result is that although the obligation to pay future distribution fees is included in the NAV calculation, it is not expected to impact the NAV of the shares because of the adjustment to distributions. The Company has revised the disclosure on page 141 and throughout the prospectus to clarify this.

Distribution Fees - Class T, Class S, and Class D Shares, page 197

8.
We note your disclosure that Class T shares have an advisor distribution fee of 0.75% per annum and a dealer distribution fee of 0.25% per annum. We further note from your disclosure on page 197 that the advisor services and broker-dealer services that are provided in exchange for the distribution fee are substantially similar. Please revise to clarify the division of services to be provided by the advisor and a broker-dealer in connection with the distribution fee on Class T shares and how an investor will know which entity to seek such services from.

Mr. Coy Garrison
July 7, 2017

Response:

In response to this comment, the Company has revised the disclosure on page 197 to clarify that eligibility to receive the advisor distribution fee assumes that the broker-dealer provides the following ongoing services with respect to the Class T shares: answering investor inquiries regarding the Company, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, assistance with share redemption requests, attendance and all related fees and costs of retail seminars sponsored by participating broker-dealers, and attendance and all related fees and costs of bona fide training and education meetings. The Company has also revised the disclosure on page 197 to clarify that eligibility to receive the dealer distribution fee is conditioned on the dealer manager providing the following ongoing services with respect to the Class T shares: assistance with recordkeeping, answering investor and registered representative inquiries regarding the Company, including regarding distribution payments and reinvestments, assistance with share redemption requests, assistance with account transfers and changes in registered representatives and other account related requests.

The Company supplementally advises the Staff that an investor may seek services from either their broker-dealer or the dealer manager. If such party is unable to assist the investor with a request, such party will direct the investor to the appropriate party.

If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com) or Michael K. Rafter (404/322-6627; mike.rafter@nelsonmullins.com).
Very truly yours,
/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.

cc:	Ms. Sandra B. Hunter
Ms. Heather L. Turner

EXHIBIT A

PROSPECTUS SUPPLEMENT NO. X XX, 20XX
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. X DATED XX, 20XX
TO THE PROSPECTUS DATED XX, 20XX
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated XX, 20XX, as supplemented by [list prior supplements]. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from XX, 20XX through XX, 20XX, for each of our classes of common stock.
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from XX, 20XX through XX, 20XX.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
XX, 20XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX	$X.XX
On any business day, our share sales are made based on the day's applicable per share NAV and rounding to four decimal places. On each business day, our NAV per share for each class is (i) posted on our website, www.griffincapital.com, and (ii) made available on our toll-free, automated telephone line, XXX-XXX-XXXX. Please refer to "Net Asset Value Calculation and Valuation Procedures" in our prospectus for important information about how our NAV is determined.